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ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED Room B 7/Fl., No. 132, Sec. 3, Min-sheng East Road, Taipei, 105, Taiwan, ROC Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE

August 9, 2006

Contact: Ling Yun Wu
Asia Pacific Wire & Cable
(886) 2-2712-2558

Michael Mandelbaum
Mandelbaum and Morgan
(310) 785-0810

ASIA PACIFIC WIRE & CABLE ANNOUNCEMENT
 REGARDING ITS ANNUAL GENERAL MEETING OF SHAREHOLDERS

NEW YORK, NY — August 9, 2006 — Asia Pacific Wire & Cable Corporation Limited (Pink Sheets: AWRCF) (the ‘‘Company’’) announced today that it has not yet established a date for reconvening the Annual General Meeting of Shareholders which was commenced on June 30, 2006 and adjourned later that day to be completed at a future time.

The Company intends to schedule a new Annual General Meeting (the ‘‘Meeting’’). The exact date of the Meeting will be announced once the Board of Directors and certain shareholders have reached a consensus regarding the particulars of the Meeting. The Chairman is working diligently to obtain a consensus among the members of the Board of Directors and certain shareholders regarding the scheduling of a Meeting, but the Company is also considering other options available to it for establishing a date for the Meeting if the Chairman determines that a consensus is not achievable in the near future.

About Asia Pacific Wire & Cable

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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Except for statements of historical facts, this news release contains certain forward-looking statements abut the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.